

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Eilard Friese
CEO and Chairman of the Executive Board
Aegon NV
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re: Aegon NV**
> **Registration Statement on Form F-4**
> **Filed June 30, 2023**
> **File No. 333-273041**

Dear Eilard Friese:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed June 30, 2023

General

1. Please revise to update your disclosures throughout the filing regarding the ASR Transaction to:
    - Reflect the completion of the the combination of your Dutch pension, life and non-life insurance, banking, and mortgage origination activities with ASR Nederland N.V. and the beginning of your asset management partnership with them on July 3, 2023; and
    - Expand the discussion of the ASR Transaction, to briefly address the reasons for the sale, and the impact on Aegon moving forward.

2.   We note that Aegon has stated that it intends to return a substantial portion of the fund received from ARS, a plan that was reiterated with the announcement of the completion of the ARS Transaction. Please revise the F-4 to address whether the completion of the transaction to become a Bermuda exempted company will impact the timing of those planned transactions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch Chief, at (202) 551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: A. Peter Harwich